UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

April 8, 2009

HOMELAND PRECIOUS METALS CORP.
------------------------------------------
(Registrant’s Name)

336 36th Street, Suite 334
Bellingham, Washington, U.S.A, 98225
--------------------------------------------
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 as required by the British Columbia Securities Commission, the following are the results of the vote conducted at the annual and special general meeting of Homeland Precious Metals Corp. held on March 27, 2009.

Description of Matter	Outcome of Vote
Resolution to elect the following directors as proposed in the management information circular for the Meeting: Bruce Johnstone, David Mallo	All nominees were elected for a one year term.(1)
Resolution to appoint Robison, Hill & Co. as auditors until the next annual general meeting.	Resolution passed by requisite majority.(1)
Special Resolution to approve the consolidation of the Company’s outstanding Class “A” Voting Shares on a 100-for-1 basis	Resolution passed by requisite majority. Details of the voting as follows: Total shares voted in favour: 11,650,391 (100%) Total shares voted against: 0 (0%)
Special Resolution to approve the increase the number of authorized Class “A” Voting Shares from 300,000,000 to an unlimited number	Resolution passed by requisite majority. Details of the voting as follows: Total shares voted in favour: 11,650,391 (100%) Total shares voted against: 0 (0%)
Special Resolution to approve the continuance of the Company from British Columbia to Alberta	Resolution passed by requisite majority. Details of the voting as follows: Total shares voted in favour: 11,650,391 (100%) Total shares voted against: 0 (0%)

Note:

(1)	These votes were conducted by show of hands.

DATED this 8th day of April, 2009.

HOMELAND PRECIOUS METALS CORP.

By:       BRUCE JOHNSTONE
Bruce Johnstone, President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HOMELAND PRECIOUS METALS CORP.

By: BRUCE JOHNSTONE
Name: Bruce Johnstone
Title: President and Principle Executive Officer

Date:    April 8, 2009